Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 415.947.2099

February 7, 2022

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Evan Ewing

Geoffrey Kruczek

SiSi Cheng

Kevin Stertzel

Re:	Gogoro Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed January 12, 2022

File No. 333-261181

Ladies and Gentlemen:

On behalf of our client, Gogoro Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated January 12, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Registration Statement on Form F-4 as filed by the Company on January 12, 2022 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 2 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 filed January 12, 2022

Interests of Poema Global’s Directors and Officers, page 11

1.	Your revised disclosures in response to prior comment 15 relate only to “non-redeeming” shareholders. Please revise to address all shareholders.

The Company has revised the disclosure on page 11 of Amendment No. 2 to address the Staff’s comment.

AUSTIN  BEIJING  BOSTON  BRUSSELS  HONG KONG  LONDON  LOS ANGELES  NEW YORK  PALO ALTO

SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON,  DE

U.S. Securities and Exchange Commission

February 7, 2022

2.	We note your revisions in response to prior comment 13. Please revise to disclose the value of the shares to be acquired in the PIPE investment as well as the Sponsor Earn-In shares.

The Company has revised the disclosure on page 12 of Amendment No. 2 to address the Staff’s comment.

Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative Per Share Data, page 21

3.

You disclose in footnote 3 on page 23 that the book value per share calculation is based on total shareholder’s equity including shares subject to possible redemption divided by total shares outstanding. You also disclose in footnote 4 that book value per share equals total equity excluding shares subject to possible redemption divided by total shares outstanding. Please revise to reconcile this discrepancy. In addition, as we had previously requested, please provide us with your calculation of Poema’s historical net tangible book value per share as of June 31, 2021 and December 30, 2020.

The Company has revised the disclosure on pages 21-23 of Amendment No. 2 to address the Staff’s comment.

Although the audit report, page 53

4.

We note your response to prior comment 25. Please expand to discuss the rules passed by the Commission on December 2, 2021 and whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Deloitte Taiwan is not subject to the determinations announced by the PCAOB on December 12, 2021. The Company further advises the staff that Deloitte Taiwan was inspected by the PCAOB in December 2021. The Company has revised the disclosure on pages 53-54 of Amendment No. 2 to address the Staff’s comment.

Unaudited Interim Consolidated Financial Statements of Gogoro Note 19 - Equity, page 59

5.

We note your response to prior comment 55 and reissue in part. Please disclose either in Note 19 “Equity” or Note 31 “Significant Events after the Reporting Period” the equity awards granted in September 2021, similar to the information provided within your response.

The Company has revised the disclosure on page F-70 of Amendment No. 2 to address the Staff’s comment.

U.S. Securities and Exchange Commission

February 7, 2022

The Amended Gogoro Articles will provide that the courts of the Cayman Islands, page 71

6.

We note your revisions added in response to prior comment 52. Please revise this risk factor so that it is consistent with your disclosure on page 267 and Annex B insofar as claims under the Securities Act are concerned. Please also add a separate risk factor discussing the risks related to Section 9.3 of Exhibit 4.7.

The Company has revised the disclosure on page 71 and page 72 of Amendment No. 2 to address the Staff’s comment.

Risk Factors

“Poema Global identified a material weakness in its internal control over financial reporting…”,page 80

7.

We note your amended Post-Transaction Balance Sheet and Form 10-Q for the quarter ended September 30, 2021. Please tell us when you expect to file amended Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021.

The Company acknowledges the Staff’s comment and plans to file amended Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021 as soon as practicable.

Poema Global Public Shareholders who redeem their Public Shares, page 84

8.

Please address the part of prior comment 64 that requested disclosure related to the value of the warrants at the minimum interim redemption levels. It appears the disclosure you added relates only to the maximum redemption level.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the value of warrants that may be retained by redeeming shareholders is the same at each of the minimum, maximum and interim redemption levels because the warrants will remain outstanding regardless of the number of ordinary shares redeemed. The Company also refers the Staff to the disclosure on page 84 of Amendment No. 2 that says, “Further, while the level of redemptions of Public Shares will not directly change the value of the Poema Warrants because the Warrants will remain outstanding regardless of the level of redemptions, as redemptions of Public Shares increase, a holder of Poema Warrants who exercises such Poema Warrants will ultimately own a greater interest in Gogoro because there would be fewer shares outstanding overall.”

Certain Unaudited Projected Financial Information, page 122

9.

We note your revisions added in response to prior comment 31; however, it continues to be unclear how you determined the revenue projections included in the table. Please revise. For example, clarify how the projected battery swapping subscriber amounts were determined for

U.S. Securities and Exchange Commission

February 7, 2022

future years, as disclosed in notes 2 and 3. Also revise to clarify how these figures resulted in the Hardware Revenue growth reflected in the table. Currently, your disclosure states only what revenues are “based on” and “estimated” or “expected” to be, but it is unclear how and why you “based” the projections on these amounts and how they resulted in the projected revenues you disclose. Provide quantified disclosure to the extent possible.

The Company has revised the disclosure on pages 123-124 of Amendment No. 2 to address the Staff’s comment.

Certain Engagements…,page 126

10.

We note your revisions in response to prior comment 65. In addition to the amount and percentage of the deferred underwriting fee, also disclose the amount and percentage of the total underwriting fees under each of the redemption scenarios.

The Company has revised the disclosure on page 126 of Amendment No. 2 to address the Staff’s comment.

Global Manufacturing, page 166

11.	Please disclose (i), (ii) and (iii) of your response to prior comment 35.

The Company has revised the disclosure on page 167 of Amendment No. 2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 203

12.	Tell us how you considered also presenting pro forma condensed combined financial information assuming intermediate redemption, similar to your disclosures on page 21.

The Company has revised the disclosure on pages 203-217 of Amendment No. 2 to address the Staff’s comment.

13.

Refer to Note (E) on page 213. The adjustment does not appear to fully reclassify Poema’s historical retained earnings to capital surplus. To the extent there are other adjustments included in the amount, please disclose and discuss each adjustment separately.

The Company has revised the disclosure on page 214 of Amendment No. 2 to address the Staff’s comment.

14.

We note your response to prior comment 46 which appears to indicate that you recorded the difference between the fair value of Gogoro shares issued to Poema and the fair value of the net assets of Poema acquired both as listing expense and ordinary shares/capital surplus. While we note that based on the March 2013 IFRIC agenda decision, any excess of the

U.S. Securities and Exchange Commission

February 7, 2022

transaction price over the fair value of the assets and liabilities of the listed shell company represents a cost for obtaining a listing, please cite the authoritative accounting literature in which you relied upon to also record the excess in ordinary shares/capital surplus.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has referred to the concepts of the March 2013 IFRIC agenda decision and paragraph 13A of IFRS 2 among which the IFRS Interpretations Committee’s conclusions are that for a transaction in which the former shareholders of a non-listed operating entity (e.g., the target) become the majority shareholders of the combined entity by exchanging their shares for new shares of a listed non-operating company (e.g., the SPAC), it is appropriate to apply the IFRS 3, Business Combinations guidance for reverse acquisitions by analogy, if the listed non-operating entity qualifies as a business on the basis of the guidance in paragraph B7 of IRFS 3. This results in the non-listed operating entity (the target) being identified as the accounting acquirer, and the listed non-operating entity (e.g., the SPAC) being identified as the accounting acquiree. The accounting acquirer is deemed to have issued shares to obtain control of the acquiree. However, if the listed non-operating entity is not a business, the transaction is not a business combination within the scope of IFRS 3, but a share-based payment transaction which should be accounted for in accordance with IFRS 2, Share-Based Payment. Any difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. The Interpretations Committee concluded that regardless of the level of monetary or non-monetary assets owned by the non-listed operating entity, the entire difference should be considered to be payment for the service of obtaining a stock exchange listing for its shares.

Accordingly, since Poema Global does not constitute a business as defined under IFRS 3 and therefore the underlying transactions do not result in a business combination in accordance with IFRS 3. Consequently, the transaction will be accounted for under IFRS 2 as it will be treated as Gogoro to acquire the net assets of Poema Global. As such, the difference between the fair value of Gogoro common shares issued to Poema Global shareholders and the fair value of the net assets of Poema Global acquired is accounted for as a listing expense. Under such transaction, the entry is to debit “listing expense”, and to credit equity related accounts, “ordinary shares” and “capital surplus”. The Company has disclosed the related accounting treatment on pages 13 and 127 of Amendment No. 2.

Administrative Services Agreement, page 232

15.

Please expand your revisions in response to prior comment 49 to clarify whether the two $90,000 figures you included represent the same fee or whether they involve different, separate fees. Also clarify if these fees have been paid and, if not, when you anticipate payment will occur.

The Company has revised the disclosure on page 233 of Amendment No. 2 to address the Staff’s comment and clarify that the $90,000 figure represents one fee which has not yet been paid and Poema Global has not made a decision yet on when the fee will be paid.

Taxation, page 233

16.

We note your response to prior comment 50. A tax opinion is required where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision, even if “there are significant factual and legal uncertainties.” In such circumstances, counsel is not required to opine definitively as to whether the transaction will or will not satisfy the requirements to be tax free. Instead, it is permissible to provide an opinion subject to uncertainty. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in order to opine on the tax-free nature of the transaction at a “more likely than not” level, counsel needs to assume that the trust account will retain at least fifty percent (50%) of its cash balance following any exercise of redemption rights by Poema Global’s public shareholders and any payment of transaction expenses by Poema Global. However, based on Poema Global’s current and historic trading prices (which have generally traded below the offering price of $10.00), and based on the redemption levels of certain precedent transactions, counsel is not confident this assumption will be satisfied at the closing. Thus, counsel believes it cannot provide an opinion that would meaningfully assist investors in their evaluation of the tax-free nature of the transaction.

U.S. Securities and Exchange Commission

February 7, 2022

Exhibits

17.

Your response to prior comment 58 indicates that Exhibits 10.16 and 10.17 involve two loans dated January 6, 2021, while the disclosure on page 190 indicates there is only one loan. Please revise or advise.

The Company has revised the disclosure on page 190 of Amendment No. 2 to address the Staff’s comment.

18.

We note Exhibit 10.12. Please revise your exhibit index to include the markings required by Item 601(b)(10)(iv) of Regulation S-K. Also revise the legend on the first page of that exhibit so it corresponds with the requirements of that item.

The Company has revised the disclosure on pages II-2 and II-3 of Amendment No. 2 to address the Staff’s comment. The Company has also confirmed that Exhibit 10.12 includes, on the first page of the redacted exhibit, the legend required by Item 601(b)(10)(iv) of Regulation S-K to address the Staff’s comment.

* * * * *

Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 415.947.2099

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mbaudler@wsgr.com or 650-320-4597.

Respectfully Submitted,

/s/ Mark Baudler

Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bruce Morrison Aitken, Gogoro Inc.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Jesse Sheley, Kirkland & Ellis International LLP

Joseph Raymond Casey, Kirkland & Ellis International LLP

Steve Lin, Kirkland & Ellis International LLP

AUSTIN  BEIJING  BOSTON  BRUSSELS  HONG KONG  LONDON  LOS ANGELES  NEW YORK  PALO ALTO

SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON,  DE